Exhibit A

64th Amendment to the Articles of Association

DTH COMÉRCIO E PARTICIPAÇÕES S.A., a Company with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afrânio de Melo Franco, 135, 2nd floor, part, Leblon, enrolled with the National Register of Legal Entities under CNPJ No. 00.970.462/0001-31, with its By-laws registered with the Commercial Registry of the State of Rio de Janeiro under No. 33.3.0026425.6, on January 13, 2000, herein represented by its executive officers, RONNIE VAZ MOREIRA, Brazilian, married, economist, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afrânio de Melo Franco, 135, 1st Floor, bearer of Identity Card RG No. 3.888.344 – IFP/RJ and enrolled with the Individual Taxpayers Register under CIC No. 512.405.487-53; and JORGE LUIZ DE BARROS NÓBREGA, Brazilian, married, business administrator, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afrânio de Melo Franco, 135, 1st Floor, 55, bearer of Identity Card RG No. 02.974.188-1 – IFP/RJ and enrolled with the Individual Taxpayers Register under CIC No. 371.632.567-87;

NEWS DTH DO BRASIL COMÉRCIO E PARTICIPAÇÕES LTDA., a Brazilian commercial limited liability company with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Pedroso de Moraes, 1201, enrolled with the National Register of Legal Entities under CNPJ No. 00.946.031/0001-30, with its Articles of Association registered at the Commercial Registry of São Paulo under No. 35.213.461.217 on November 21, 1995, herein represented by its Manager, Mrs. MARIA LÚCIA DE ALMEIDA PRADO E SILVA, Brazilian, married, lawyer, with offices in the City of São Paulo, State of São Paulo, at Alameda Campinas, 1070, 7th floor, bearer of Identity Card RG. No. 6.781.822 issued by SSP/SP, and enrolled with the Individual Taxpayers Register under CIC No. 944.926.898-34; and

LIBERTY BRASIL DTH LTDA., new name of TCI INTERNATIONAL BRASIL LTDA., a Company with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Cidade Jardim, 377, Mezzanine, suite E, enrolled with the National Register of Legal Entities under CNPJ No. 01.595.322/0001-93, registered at the Commercial Registry of São Paulo under No. 35.214.333.816 on December 19, 1996, herein represented by its Manager, Mr. FERNANDO FARANO STACCHINI, Brazilian, married, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Prof. João Arruda, 346, apt. 91, bearer of Identity Card RG. No. 10.265.566 issued by SSP/SP, and enrolled with the Individual Taxpayers Register under CIC No. 107.067.518-09, sole quotaholders of NET SAT SERVIÇOS LTDA., a company having itsprincipal place of business in the City of São Paulo, State of São Paulo, at Rua Professor Manoelito de Ornellas, 303, 5th, 6th and 7th Floors, Chácara Santo Antonio, enrolled with the National Register of Legal Entities under CNPJ No. 72.820.822/0001-20, with its Articles of Association registered at the Commercial Registry of São Paulo under No. 35211837180 on September 17, 1993, with its subsequent amendments also registered at such Registry, have agreed to the following:

(A) to change the name to SKY BRASIL SERVIÇOS LTDA.;

(B) proceed with the extinction of the affiliate of VILA VELHA, State of Espírito Santo, established at Rua Henrique Moscoso, 833, suite 601, Edifício New York, Downtown; and

(C) to restate the other articles of these Articles of Association as follows:

ARTICLE 1.    NAME

The Company is established under the name of SKY BRASIL SERVIÇOS LTDA., and may adopt the fanciful name of “SKY”.

ARTICLE 2.    PRINCIPAL PLACE OF BUSINESS, BRANCHES AND DURATION

The Company has its principal place of business in the City of São Paulo, State of São Paulo, at Rua Professor Manoelito de Ornellas, 303, 5th, 6th and 7th Floors, Chácara Santo Antonio. The Company currently has the following branches and warehouses:

In the Capital City of the State of São Paulo:

- Rua Inocêncio Tobias, 185, Parque Tomaz Edson;

In BAURU, State of São Paulo:

- Rua Gerson França, 14 – 51, Vila Mesquita;

In RIO DE JANEIRO, State of Rio de Janeiro:

- at Rua Itapiru No. 1209, part, District of Rio Comprido

- at Av. Marechal Câmara 160, suite 323, Downtown;

In PORTO ALEGRE, State of Rio Grande do Sul:

- at Av. Coronel Lucas de Oliveira, 505, Mon’t Serrat;

In RECIFE, State of Pernambuco:

- at Rua Sá e Souza, 1213, Boa Viagem District;

In BELO HORIZONTE, State of Minas Gerais:

- at Av. Bandeirantes, 1640, Mangabeiras District;

In BRASÍLIA, Federal District:

- at SHI/North – Activities Center 05 – suite J, Block B, Stores 12, 75, 80 and 85, North Lake – Federal District;

In SALVADOR, State of Bahia:

- at Rua Francisco Otaviano, 54, Barra District;

In BELÉM, State of Pará:

- at Travessa Mauriti, 2768, Marco District;

In PORTO VELHO, State of Rondônia:

- at Av. Carlos Gomes, 1223, room 215, 1st Floor, Porto Shopping, Downtown;

In JOÃO PESSOA, State of Paraíba:

- at Av. Epitácio Pessoa, 1251, room 802, Epitácio Pessoa Business Center, Estados District;

In MANAUS, State of Amazonas:

- at Av. Djalma Batista, 3000, Store 35, Amazonas Flat Business Center, Chapada District;

In SÃO JOSÉ DOS CAMPOS, State of São Paulo:

- at Avenida Padre Anchieta, 949, Jardim Nova Europa; and (sic).

2.1 The Company is established for an indefinite period of time and upon its dissolution and liquidation the provisions of specific law shall apply.

2.2 The capital of one thousand Reais (R$ 1,000.00) is established for each affiliate or premise of the Company outside the State of São Paulo.

ARTICLE 3.    PURPOSE

The purpose of the Company shall be:

(a) to develop, own, operate, promote, sell and trade DTH satellite systems, for domestic and non-domestic subscribers (for instance, SMATV) in Brazil;

(b) to engage in any and all activities or operations aimed at performing the activities provided for in letter (a) above, including to purchase exhibition rights for distribution services of paid television and channels throughout the Brazilian Territory;

(c) to engage in other business deals and activities provided for in the Articles of Association (jointly, the “DTH Business”), as well as to participate in other companies, as quotaholder or shareholder;

(d) to represent, distribute and sell domestic and foreign products for paid television;

(e) to import equipment connected with its business purpose, as well as to import or explore entertainment programs, movie pictures or general events; and

(f) render Technical Assistance services in connection with its business purpose.

3.1 The Company shall not engage in any other business deals or activities without the unanimous approval of the quotaholders.

ARTICLE 4.    QUOTA CAPITAL

The Quota Capital, totally paid up in Brazilian currency is eight hundred and sixty-nine million, five hundred and thirty-eight thousand and four hundred and twenty-eight Reais (R$ 869,538,428.00) represented by 869,538,428 quotas of R$1,00 (one Real) each, distributed as follows:

QUOTAHOLDERS	QUOTAS	VALUE IN R$

DTH COMÉRCIO E PARTICIPAÇÕES S.A.	469,550,752		469,550,752.00
NEWS DTH DO BRASIL COMÉRCIO E PARTICIPAÇÕES LTDA.	313,033,833		313,033,833.00
LIBERTY BRASIL DTH LTDA.	86,953,843		86,953,843.00

Total	869,538,428		869,538,428.00

4.1 The liability of the quotaholders is limited to the total amount of the quota capital.

ARTICLE 5.    MANAGEMENT

5.1 Management: The Company shall be managed by the quotaholders and it is hereby established that management shall be delegated to the General Manager.

5.2 Quotaholders Meeting: the Quotaholders shall meet at least every quarter in regular meetings and, if necessary, more frequently in special meetings.

5.2.1 The Quotaholders meeting shall be convened at least 15 days in advance, and the call notice in writing shall inform the time, place and agenda of the meeting. The Quotaholders meeting may be called on shorter notice if agreed to by all Quotaholders in writing. The agenda of any meeting shall include any matter requested by any Quotaholder, if notice is given to the other Quotaholders at least seven days prior to the date of the meeting.

5.2.2 Special Quotaholders Meetings shall be called by notice given to each Quotaholder, no less than 20 (twenty) days and no more than 30 (thirty) days in advance, and the call notice in writing shall inform the time, place and agenda of the meeting.

5.3 Resolutions of the Quotaholders Without a Meeting: Any decision which may be made at a Quotaholders meeting may be approved without a Quotaholders meeting being held, by the unanimous consent in writing of the Quotaholders which would be entitled to vote on the matter had the meeting been held. Quotaholders may make decisions through teleconferences or videoconferences at any Quotaholders meeting as if they were attending the meeting in person.

5.4 Minutes. Any resolutions passed at the meetings shall be entered in the minutes book, both in English and Portuguese.

5.5 Quorum for Quotaholders Meetings: the quorum for a duly convened Quotaholders Meeting shall be the attendance of at least one person appointed by each Quotaholder, DTH Comércio e Participações S.A. and News DTH do Brasil Comércio e Participações Ltda., except that in the event of default by any of the Quotaholders DTH Comércio e Participações S.A. or News DTH do Brasil Comércio e Participações Ltda. which is not remedied on or before 10 business days after the notice from the other Quotaholders is received, the quorum for the meeting shall be: (i) News DTH do Brasil Comércio e Participações Ltda. if DTH Comércio e Participações S.A. is the defaulting Quotaholder, or (ii) DTH Comércio e Participações S.A., if News DTH do Brasil Comércio e Participações Ltda. is the defaulting Quotaholder and all matters at this meeting shall be decided according to the vote of the non-defaulting Quotaholder as established in Section 5.7, notwithstanding that a person appointed by the Quotaholder LIBERTY BRASIL DTH LTDA. shall be invited to attend and observe any Quotaholders Meeting.

5.6 Voting Requirements for the Quotaholders:

5.6.1 Except as provided for in Sections 5.5, 5.6.2 and 5.7 hereof, Quotaholder resolutions shall require the confirming vote of Quotaholders who represent, by appointment or proxy, the simple majority of quotas.

5.6.2 However, if the Company intends to (i) execute agreements or contracts with any Quotaholders or their Affiliates or (ii) enforce their rights granted in any agreement mentioned in item (i) above, the confirming vote of the Quotaholders who are no party to or whose Affiliate is not a party to these agreements shall be required so that the Company may execute these mentioned agreements or contracts or enforce their rights granted thereby.

5.6.2.1 The term Affiliate means, for purposes hereof, any individual or legal entity which at any time, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with any of the Quotaholders.

5.6.2.2 The term control and its variations mean the direct or indirect maintenance of the power to direct or have the direction of an entity’s administration and guidelines, through the ownership of any type of equity interest entitled to vote, whether through contract or any other legal way.

5.7 Matters Requiring Approval by the Quotaholders DTH Comércio e Participações S.A., and News DTH do Brasil Comércio e Participações Ltda.: The Company shall not pass any of the following resolutions, without the approval of the Quotaholders DTH Comércio e Participações S.A. and News DTH do Brasil Comércio e Participações Ltda., given at a Quotaholders meeting duly called by the Quotaholders:

(a) to amend the Articles of Association;

(a.1) it is hereby agreed that the quotaholders DTH COMÉRCIO E PARTICIPAÇÕES S.A. and NEWS DTH DO BRASIL COMÉRCIO E PARTICIPAÇÕES LTDA. agree that the Articles of Association shall not be amended, meaning, excluding LIBERTY BRASIL DTH LTDA. from the Company, without the prior consent of LIBERTY BRASIL DTH LTDA. and the express provisions in Sections 5.7-a.2 and 8.6.

(a.2) capacity of the Transponder: Except with the consent of LIBERTY BRASIL DTH LTDA. and as already agreed to by the Quotaholders, the Company shall not agree with any alteration or modification of the Transponder Agreement, executed by the parties NET SAT SERVIÇOS LTDA. and PANAMSAT CORPORATION, on November 4, 1996, which may increase, in material form, the obligations assumed by the Company in such Agreement.

(b) appointment of the General Manager or change of his liabilities, employment conditions and compensation;

(c) to approve the Annual Business Plan;

(d) to make any change in the purpose of the Company, or in the last Annual Business Plan approved;

(e) to establish the structure of prices, categories and other terms in connection with the purchase and distribution of any services or channels of paid programming, through the DTH Satellite System;

(f) to execute any agreements:

(i) which have a term exceeding 3 (three) years; or

(ii) when the aggregate amount to be received or paid by the Company, in accordance with the terms thereof, exceeds R$ 1,000,000.00;

(g) to incur any indebtedness due to borrowing or for having offered any guarantee, security or “aval” guarantee in an amount exceeding R$ 500,000.00, except as provided for in the Annual Business Plan;

(h) to cause voluntary dissolution or liquidation of the Company and declaration of bankruptcy or similar proceedings by the Company;

(i) to create new quotas, rights, options or any other securities;

(j) to declare or pay any dividends or other distribution by the Company of cash, assets or other properties, in addition to the amounts set forth in the dividend policy established in the Initial Annual Business Plan (and its modifications in any subsequent Annual Business Plans);

(k) to sell, under any pretense, assets of the Company, other than in the ordinary course of its business activities;

(l) to purchase or otherwise acquire any asset, whether in one transaction only or in a series of related transactions, if after the purchase is effected the amount spent by the Company exceeds R$ 1,000,000.00;

(m) to purchase, invest in or enter into a joint venture with any third party (which is not a wholly owned Subsidiary of the Company);

(m1) subsidiary is understood, in relation to any legal entity (the “Head Office”), as any other legal entity in which the Head Office or one or more of the direct or indirect subsidiaries of the Head Office or the latter and one or more of its direct or indirect Subsidiaries own 50% or more of the equity interest entitled to vote or any other type of equity interest. The equity interest entitled to vote means the interest which is generally empowered to vote in the election of the managers, whether at any time or only when no superior category of interest has this voting power due to any contingency.

(m2) a Wholly Owned Subsidiary is understood as (a) a Subsidiary of a legal entity whose share capital is directly or indirectly fully held by such legal entity; or (b) in relation to a Head Office, any other legal entity in which the Head Office is entitled, whether by contract or any other legal means, to exert all the power to direct or have the direction of the administrative policy of such company. Notwithstanding, the US corporation Twentieth Holdings Corporation and its Wholly Owned Subsidiaries shall be deemed as Wholly Owned Subsidiaries of the Australian corporation The News Corporation Limited (“News Corp.”);

(n) any waiver or alteration of any provision of any agreement requiring that it be approved in accordance with the provisions hereof;

(o) filing or settlement by the Company in any suit, action or other proceeding, other than in the ordinary course of its business activities; and

(p) appointment or removal of the legal counsel or independent auditor of the Company, or alteration of the accounting and tax procedures and practices of the company;

(q) any decision in relation to agreements or opposing adjustments proposed due to the company tax audit;

(r) any decision in relation to changing the present location of the Company’s principal place of business;

(s) making capital contributions to the company in a manner other than the one established in a certain Annual Business Plan approved; and

(t) execution of agreements or transactions between the company and its Quotaholders or authorized assignees, or any part of a certain agreement of which the Quotaholders are fully aware, named “Master Agreement” relating to the company or any of its respective Affiliates.

(t1) “Authorized Assignee” is understood (a) in relation to the Quotaholder DTH Comércio e Participações S.A., as the following companies (i) Globopar Comunicações e Participações S/A, (“Globopar”), (ii) Net Serviços de Comunicação S.A., new name of Globocabo S.A. (“Net”) provided Globopar at the time holds at least 51% of “Net’s” capital and that no more than 15% of “Net’s” capital is owned by one or more entities (excluding Globopar), other than those which currently hold at least 10% of a “Net” subsidiary or (iii) any Globopar Wholly Owned Subsidiary to which such Quotaholder (or its direct or indirect Authorized Assignee) transfers quotas in accordance with the provisions of Section 7(a) hereof and which becomes a party thereto or is bound, to the same extent of its assignor by the terms hereof, and admitted as Quotaholder through an amendment to the Articles of Association; (b) in relation to the Quotaholder News DTH do Brasil Comércio e Participações Ltda., (i) News Corp., or (ii) any News Corp. Wholly Owned Subsidiary to which such Quotaholder (or any of its direct or indirect Authorized Assignees) transfers quotas in accordance with the provisions of Section 7(a) hereof and which becomes a party to or is bound, to the same extent as its assignor by the terms hereof, and admitted as Quotaholder through an amendment to the Articles of Association; and (c) in relation to the Quotaholder Liberty Brasil DTH Ltda., (i) Liberty Media International, Inc. or (ii) any Liberty Media International, Inc. Wholly Owned Subsidiary to which such Quotaholder (or any of its direct or indirect Authorized Assignees) transfers quotas in accordance with the provisions of Section 7(a) hereof and which becomes a party to or is bound, to the same extent as its assignor by the terms hereof, and admitted as Quotaholder through an amendment to the Articles of Association.

5.8 General Manager: The General Manager of the Company shall be appointed by the Quotaholders jointly. The General Manager may be dismissed upon 60-days’ prior notice, sent by the Quotaholder dismissing him. Subject to the limitations established herein or by the Quotaholders, the General Manager shall manage the Company and perform any and all activities necessary for the fulfillment of the business purpose of the Company established in Article 3, including, but not limited to:

(a) prepare and recommend to the Quotaholders an annual budget proposal and a business plan for every Fiscal Year of the Company (the “Annual Business Plan”);

(b) determine the marketing and programming actions in connection with the DTH Business; and

(c) hire and dismiss any employee in the Company.

ARTICLE 6.    TRANSFER OF QUOTAS

Restrictions on Transfer of Quotas. Quotas representing the Quota Capital may not be divided. No quotaholder may assign or consent that any Affiliate assign, directly or indirectly, all or any part of its Quotas to any third party (including to another Quotaholder or any of its Affiliates) except to an Authorized Assignee.

ARTICLE 7.    AUTHORIZED TRANSFERS

(a) Subject to Sub-section (b) below, a Quotaholder (except a Defaulting Quotaholder) or its Affiliates (except the Affiliates of a Defaulting Quotaholder) may transfer all his Quotas to one or more Authorized Assignees if:

(i) the Quotaholder or the Affiliate sent a notice in writing to the other quotaholder no later than 60 days prior to the date on which the respective Transfer shall take place, explaining in detail the terms of the respective Transfer, the name and address of each proposed assignee and sufficient information to allow the other Quotaholder to check if each of these assignees is an Authorized Assignee and in the event of a transfer of a number below all of the Quotas of the Quotaholder or its Affiliate, the portions of such Quotas which are to be transferred to each proposed Authorized Assignee; and

(ii) each Quotaholder has received: (1) a transfer and assumption of rights and obligations agreement executed by each assignee, in form and substance satisfactory to the respective Quotaholders, with terms by which each assignee undertakes to comply with all the terms and conditions of such Agreement; and (2) other documents, in form and substance satisfactory to the respective parties as necessary or proper for transfer of the respective Quotas.

(a1) Defaulting Quotaholder is understood as any Quotaholder or its Authorized Assignees, which at any time acted in breach or in violation of any provision hereof.

(b) If the Quotaholder News DTH do Brasil Comércio e Participações Ltda. or any of its Affiliates proposes to transfer their quotas to an Authorized Assignee, such Quotaholder should have already received, before the date proposed for the transfer, the written consent from DTH Comércio e Participações Ltda., and such consent may be withheld at the exclusive discretion of DTH Comércio e Participações Ltda.

ARTICLE 8.    FISCAL YEAR AND FINANCIAL STATEMENTS

8.1 The fiscal year shall end on December 31 of each year, when the Balance Sheet and the Income Statement shall be drawn up, with due regard for the legal provisions; the preparation of interim Balance Sheets is allowed. After the legal or necessary reserves and provisions are made, the Quotaholders shall decide as to the application of the balance of profits ascertained.

8.2 Preparation of the Annual Business Plan: The Annual Business Plan for the first fiscal year of the Company shall be established concurrently with this instrument (the “Initial Annual Business Plan”). Each subsequent Annual Business Plan shall be submitted to the Quotaholders at least 14 days prior to the first Quotaholders meeting at which it shall be examined, but under no circumstances more than 60 days after the end of the fiscal year preceding the fiscal year to which the plan refers.

8.2.1 Capital Contributions: Each of the Quotaholders shall make capital contributions by subscription of additional capital of the Company and by the purchase, in cash, of Quotas directly from the Company in proportion to the quotas owned by each one.

8.3 Financing

(a) Costs, expenses, capital requirements and other charges of the Company shall be financed by operations and with the Company’s own funds, or through loans made by the Quotaholders or third parties to the Company.

(b) If the Company is unable to finance its own activities, as provided for in Sub-section (a) above, the Quotaholders may determine, in the Annual Business Plan duly approved, that each Quotaholder make additional contributions to the cash flow of the Company (an “Additional Capital Contribution”) whether established in such plan or decided otherwise by the General Manager (the “Date of Financing”), receiving in exchange a proportional number of Quotas. The amount in cash to be contributed by each Quotaholder shall be in proportion to the quotas owned by each one on the date the Company sent the Notice of Financing, in accordance with the terms of Sub-section (c) below. (Amounts contributed by each Quotaholder as provided for in Sub-section (b) and the Initial Annual Business Plan, shall be hereinafter referred to as “Capital Contribution”).

(c) The General Manager shall send to each Quotaholder a notice in writing informing:

(i) The Financing Date established in the applicable Annual Business Plan, at least 10 business days prior to such date, or

(ii) any other Financing Date, at least 20 business days prior to such date (each one a Financing Notice), or

(iii) The mentioned Financing Notice shall include: (1) the Amount of the Contribution to be made by each Quotaholder, together with the payment instructions, (2) Financing Date, (3) number of Quotas to be received by each Quotaholder in exchange for the amount of the Contribution, and (4) reference to the Quotaholders meeting at which the Additional capital contribution was adopted. Each Quotaholder shall pay to the Company the total amount of the Capital Contribution in funds immediately available on the Financing Date.

(d) The Company shall issue Quotas to the Quotaholders, which complied with their obligations as set forth in Sub-section (c) above, on the second business day after the Financing Date.

8.4 Financial Information:

(a) The General Manager shall deliver to each Quotaholder no later than 21 days after the end of each month during the fiscal year, the Company’s management accounts for the respective month, prepared in accordance with the accounting principles generally accepted in Brazil (“GAAP Brazil”) consistently applied, including a balance sheet, a statement of income, a statement of changes in financial position and a statement comparing the actual performance with the Annual Business Plan. In addition, after April 30, 1997, the General Manager shall exert his reasonable commercial efforts to deliver to each Quotaholder, no later than 21 days after the end of each month during the fiscal year, the Company’s management accounts for the respective month, prepared in accordance with the accounting principles generally accepted in the United States (“GAAP USA”) consistently applied, including a balance sheet, a statement of income, a statement of changes in financial position and a statement comparing the actual performance with the Annual Business Plan.

(b) The General Manager shall deliver to each Quotaholder, no later than 30 days after the end of each quarter, the Company’s management accounts for the respective quarter, prepared in accordance with both GAAP Brazil and GAAP USA, consistently applied, including a balance sheet, a statement of income, a statement of changes in financial position and a statement comparing the actual performance with the Annual Business Plan.

(c) The General Manager shall deliver to each Quotaholder, no later than 60 days after the end of each fiscal year (annual), the Company’s management accounts for the respective fiscal year, prepared in accordance with both GAAP Brazil and GAAP USA, consistently applied, including a balance sheet, a statement of income, a statement of changes in financial position and a statement comparing the actual performance with the Annual Business Plan.”

8.5 Books and Records, Inspection

(a) The General Manager shall cause the maintenance of accurate, full and complete books and records of the Company’s accounts, reflecting its assets and liabilities, operations, transactions and financial condition. Such books and records shall be kept:

(i) in Portuguese and English and expressed in Reais (R$) and also indicated in US dollars (US$) and prepared in accordance with the fundamental accounting principles (GAAP) of Brazil and USA, consistently applied; and

(ii) the Quotaholders shall determine, in accordance with applicable law, the methods to be used in the preparation of the financial statements and the tax return or information of the Company, related to all items of income and expenses, including the appraisal of assets, depreciation method, options, credits and accounting procedures.

(b) As soon as practicable after the end of each fiscal year, the Quotaholders shall cause a complete audit of the books and records of the Company to be performed, in accordance with the auditing standards generally accepted in Brazil and the USA, to be prepared in Portuguese and English on account of the Company by an independent auditing firm of international standing to be selected by the Quotaholders. The Quotaholders may not request that an audit of such records by the independent auditing firm they selected be performed more than once during any Fiscal Year. Such audits shall be performed at the expense of the Quotaholder who requested their performance, unless such audit discloses any substantial or material error in the records or fraud in the Company’s operations, in which case the audit shall be paid by the Company.

(c) The Quotaholders shall cause the Company to give access to each Quotaholder or its representatives, including in-house or outside auditors, so that they may visit and inspect any of the operations and any assets or properties of the Company, accounting books, and that they may make copies and extracts of such documents and may discuss the activities, finances and accounts with its directors, accountants and auditors, at any time and as many times as they require, within reasonable limits. Such inspections shall be paid by the Quotaholder requesting them.

8.6 Capital Contribution: The Quotaholders shall make capital contributions by subscription of the new quotas of the Company and shall pay up these quotas in Brazilian currency, in proportion to the quotas owned by each one, and it is certain that LIBERTY BRASIL DTH LTDA. shall not be deemed to be a defaulting quotaholder in relation to its obligations contemplated in these Articles of Association or, as already agreed to by the other quotaholders, if LIBERTY BRASIL DTH LTDA. makes no capital contributions that were not approved (directly or upon the approval of the Annual Business Plan, in which such capital contributions were contemplated) by LIBERTY BRASIL DTH LTDA.’s representative, at a Quotaholders Meeting, in which event such capital contributions shall be made by the Quotaholders NEWS DTH DO BRASIL COMÉRCIO E PARTICIPAÇÕES LTDA. and DTH COMÉRCIO E PARTICIPAÇÕES S.A., in proportion to the quotas owned by each one in the Company.

ARTICLE 9.    DISSOLUTION AND LIQUIDATION OF THE COMPANY

The Company may not be dissolved, without the unanimous agreement of all quotaholders.

9.1 The Company shall be dissolved if the bankruptcy of any Quotaholder occurs, unless the Quotaholders holding the majority of the Quotas not held by the bankrupt Quotaholder decide to continue the Company’s activities within 20 (twenty) business days after the date on which notice of this event is received by the other Quotaholders.

9.2 In the event of liquidation of the company, it shall be carried out in accordance with the legal provisions, with the unanimous appointment, by the Quotaholders, of one or more liquidators to operate the company during the liquidation period.

(i) The General Manager shall cause a balance sheet to be drawn up at the termination of the Company;

(ii) the Company’s assets and any contractual rights of the Company shall be sold as soon as possible, however in an orderly and business-like manner;

(iii) proceeds from the sale of the Company’s assets shall be applied and distributed in the following order of priority: (a) to pay the expenses incurred for the liquidation and dissolution of the Company’s activities; (b) to pay the Company’s creditors, according to the priority established in applicable law; and (c) to pay the Quotaholders, in proportion to the quotas they own, unless they agree otherwise, in writing, in respect to the application of any amounts paid due to such liquidation.

ARTICLE 10.    DELEGATION OF MANAGEMENT

In accordance with the provisions of Article 5, the quotaholders hereby appoint, on July 24, 2002, as the delegate manager named General Manager, RICARDO MIRANDA SILVA, identified above, who declares hereby he is not hindered from engaging in commercial activities.

ARTICLE 11.    JURISDICTION

The Central Courts of the City of São Paulo, State of São Paulo, are hereby elected to settle any doubts arising out of this Agreement.

IN WITNESS WHEREOF the parties executed this instrument in three counterparts in the presence of two witnesses.

São Paulo, September 18, 2002

(sgd) (sgd)

DTH COMÉRCIO E PARTICIPAÇÕES S.A.

Ronnie Vaz Moreira and Jorge Luiz de Barros Nóbrega

(sgd)

NEWS DTH DO BRASIL COMÉRCIO E PARTICIPAÇÕES LTDA.

Maria Lucia de Almeida Prado e Silva

(sgd)

LIBERTY BRASIL DTH LTDA.

Fernando Farano Stacchini

Delegate Manager:

(sgd)

RICARDO MIRANDA SILVA

Witnesses:

(sgd) Janice Monteiro Piazza

CPF: 736.719.677-49

Identity No. IFP 06203452-5

(sgd) Maria Cristina Takahashi

CPF: 406.073.807/72

Identity No. IFP 3.654.182

All pages are initialed.

Registered at the Commercial Registry of the State of São Paulo under No. 255.047/02-2.

Copy certified by the 13th Notary Office of São Paulo, on January 6, 2003.

Stamp of Legal Department.